Mail Stop 3561

								March 31, 2006

Robert J. Perret
Vice President
Wachovia Corporation
One Wachovia Center
301 South College Street
Charlotte, NC 28288

      Re:	Wachovia Mortgage Loan Trust, LLC
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 10, 2005
		File No. 333-130771

Dear Mr. Perret:

      We have reviewed your responses to the comments in our letter dated January 27, 2006 and have the following additional comments. Please note that all page numbers are to the courtesy copies provide by counsel.

Prospectus Supplement - Certificates

Summary, page S-3
1. We reissue comment 8 of our letter dated January 27, 2006 in its entirety. Please include a bracketed placeholder in the summary section to show that you will disclose the expected final and final scheduled maturity or principal distribution dates of each class of securities or explain to us why it is not applicable to this transaction.

The Mortgage Pool, page S-29
2. We note your response to comment 28 of our letter dated January 27, 2006. Please revise to present statistical information in a tabular or graphical format as it would likely aid investors in their understanding of the delinquency information. Refer to Item 1100(b)
of Regulation AB.

Prospectus Supplement - Notes

Revolving Periods, Managed Amortization Periods and Rapid Amortization Periods, page S-16
3. Please disclose here, or in an appropriate section of the base prospectus, that the revolving period will be limited to home equity lines of credit. Otherwise, please provide the disclosure required by the disclosure required by Item 1111(g)(3) and (4) of Regulation
AB, and that the revolving period will not be more than three years from the date of issuance per Item 1101(c)(3)(iii) of Regulation AB.
4. We note from your response to comment 11 of our letter dated January 27, 2006 that some discussion of the revolving period is located on page 34 of the base prospectus. However, we suggest that you include a separately captioned section discussing the revolving period in an appropriate section of the base prospectus.

Credit Enhancement and Other Support, page S-17
5. We note your response to comment 24 of our letter dated January 27, 2006. Please clarify whether losses not covered by credit enhancement will be allocated to the securities or classes of securities in any particular order of priority and if so revise.

Base Prospectus

Description of the Trusts, page 20
6. We note your responses to our prior comments 30 and 32. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Methods of Distribution, page 129
7. We note your response to our prior comment 30 and your revised disclosure regarding "certain circumstances" that will require the offering of the relevant underlying securities to be registered as a primary offering of such underlying securities in accordance with the
Securities Act. Please provide disclosure on what you mean by "certain circumstances" here or elsewhere in the base prospectus.
8. Please disclose that the issuing entity, depositor, sponsor and each underwriter for the asset-backed securities will be an underwriter for the offering of the underlying securities. Refer to
Rule 190(b)(5) under the Securities Act.


Part II

Signatures
9. We reissue comment 35 of our letter dated January 27, 2006 in its entirety. While we note that your response letter indicates which person will be performing each function stipulated by General Instruction V.B. of Form S-3, it is unclear from the signature page which person will be performing each of the respective functions. Please revise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

								Sincerely,



								Susan Block
								Attorney-Advisor

cc:	Via Facsimile (212) 506-5151
	Katharine I. Crost, Esquire
	Orrick, Herrington & Sutcliffe LLP
	666 Fifth Avenue
	New York, NY 10103
Wachovia Mortgage Loan Trust, LLC
March 31, 2006
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